300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

March 8, 2021

VIA EDGAR

Ronald E. Alper

Office of Real Estate and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Registration Statement on Form S-1 Filed February 4, 2021 File No. 333-252730

Dear Mr. Alper:

On behalf of ArcLight Clean Transition Corp. II (the “Company”), we are writing to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 3, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our responses to the numbered comments immediately below it.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the amendment to the Registration Statement filed today. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the amendment to the Registration Statement.

General

1.

Staff’s Comment: We note that the calculation of registration fee table includes the Class A ordinary shares underlying redeemable warrants included in the units. However, the risk factor on page 49 indicates you are not registering the Class A ordinary shares issuable upon exercise of the warrants. Please reconcile or advise.

Securities and Exchange Commission

March 8, 2021

Response: In response to the Staff’s comment, we have removed the risk factor on page 49 which indicated the Company is not registering the Class A ordinary shares issuable upon exercise of the warrants. Additionally, we have removed the paragraph on page 16 which also indicates that the Company is not registering the Class A ordinary shares issuable upon exercise of the warrants.

Risk Factors, page 34

2.	Staff’s Comment: Given the length of this section, please revise to comply with Item 105 of Regulation S-K so that the risk factors are organized logically with relevant headings.

Response: In response to the Staff’s comment, we have revised the Risk Factors section by adding several relevant headings and organizing the risk factors under those headings for ease of navigation.

Capitalization, page 79

3.

Staff’s Comment: Please revise the amount disclosed for As Adjusted Class A ordinary shares subject to possible redemption to reflect the dollar value of the shares rather than the number of shares outstanding.

Response: In response to the Staff’s comment, we have revised the capitalization table so that the amount disclosed for As Adjusted Class A ordinary shares subject to possible redemption now reflects the dollar value of the shares rather than the number of shares outstanding.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or the amendment to the Registration Statement filed today, please contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe James S. Rowe

cc:	John F. Erhard
ArcLight Clean Transition Corp. II